300 North LaSalle Dr. Chicago, IL 60654-3406 Direct Tel: 312 728 9158 Mobile: 312 927 0860

November 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Peter McPhun, Jennifer Monick, Ruairi James Regan, and Pamela Long

Re:	Cardinal Infrastructure Group Inc. (f/k/a Civil Infrastructure Group Inc.) Registration Statement on Form S-1 Filed October 14, 2025 File No. 333-290850

Ladies and Gentlemen:

On behalf of Cardinal Infrastructure Group Inc. (the “Company”), we submit this letter in response to the comment letter received by the Company on November 18, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced Registration Statement on Form S-1 previously filed by the Company on October 14, 2025 (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which is being filed herewith, and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Management Discussion and Analysis of Financial Condition and Results of Operations Capital Expenditures, page 86

1.	We note your disclosure that defines maintenance capital expenditures as representing recurring investments made to preserve the operating capacity, safety, and regulatory compliance of your existing fleet, equipment, and infrastructure assets. In addition, you state that such maintenance capital expenditures do not expand capacity or materially enhance performance, but are necessary to sustain current operations. Also, we note your disclosure on page F-13 that expenditures for repairs and maintenance which do not improve or extend the life of an asset are charged to expense as incurred. Please clarify for us if maintenance capital expenditures are reported in property and equipment on your balance sheets. If yes, please explain the basis for this accounting treatment and provide the authoritative accounting literature management relied upon.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 85 of Amendment No. 1. The Company further clarifies that maintenance capital expenditures are reported in property and equipment on the Company’s balance sheets when maintenance capital expenditures meet the capitalization criteria under ASC 360. Such expenditures often involve purchases of new assets to replace older assets that have reached the end of their useful lives, thereby preserving operating capacity. In contrast, routine repairs and maintenance that do not improve or extend the life of an asset are expensed as incurred, as disclosed on page F-15 of Amendment No. 1. The Company advises the Staff that the Company’s definition of maintenance capital expenditures is intended to distinguish these recurring capitalized investments from growth capital expenditures, which expand capacity or materially enhance performance.

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We would like to express our appreciation in advance for your prompt attention to Amendment No. 1 and are available to discuss any of the Company’s responses with you at your earliest convenience. If you have any questions regarding the foregoing responses or the Amendment No. 1, please do not hesitate to contact me by direct telephone at 312-728-9158.

Very truly yours,

/s/ Edward S. Best
Edward S. Best

Enclosure

cc:	Jeremy Spivey, Chief Executive Officer Cardinal Infrastructure Group Inc.
Mike Rowe, Chief Financial Officer, Cardinal Infrastructure Group Inc.
Tiffany Gidley, General Counsel, Cardinal Infrastructure Group Inc.